Via Facsimile and U.S. Mail
Mail Stop 4720

July 29, 2009

Joan E. Colligan
Acting Principal Financial Officer
Jazz Pharmaceuticals, Inc.
3180 Porter Drive
Palo Alto, CA 94304

Re: Jazz Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
File Number: 001-33500

Dear Ms. Colligan:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 9A(T). Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 67

1.   We note your statement that "disclosure controls and procedures were *sufficiently effective* to provide reasonable assurance that the objectives of our disclosure control system were met." Given the use of the word 'sufficiently', it remains unclear whether your chief executive officer and chief financial officer have

concluded that your disclosure controls and procedures are *effective*. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition
Product Sales, Net, page F-11

2.	Please revise to disclose the conditions under which you accept returns and the form of the return (i.e. credit issued, cash returned, product exchanged out of inventory for returned product). For product where you record revenue with the right of return and for which you exchange product out of inventory, disclose in your notes to financial statements how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting. It also may be helpful to provide us an example showing the journal entries made.

Form 10-K/A for the Year Ended December 31, 2008

Item 10, page 2

3.	Please revise your disclosure in this section to meet the requirements of Item 407 of Regulation S-K including, but not limited to, discussion of the number of board meetings in the past year and director attendance, a discussion of your nominating committee, disclosure regarding the charters of your board committees, and your process, if any, for shareholder communications.

Compensation Discussion and Analysis
Bonus Awards, page 8

4.	Your disclosure relating to the corporate and individual goals does not specifically identify these goals. Please provide draft disclosure for your 2010 proxy statement describing these goals with more specificity. A description of the goals is required regardless of whether bonuses were paid under the plan. Additionally, confirm that you will discuss the extent to which these goals were achieved and how the extent of achievement was used to determine bonus awards.

Form 10-Q for the quarterly period ended March 31, 2009

Notes to the Condensed Consolidated Financial Statements
9. In-Licensing Agreements, page 13

5.   Please explain to us how you determined that the $5 million increase to the Luvox
        CR intangible asset was recoverable in light of the fact that you recorded an
        impairment charge related to Luvox CR in December 2008.

* * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings;
  and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant